LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: December 16, 2003

Leeward announces closing of two more private placements

James W. Davis, President, is pleased to announce the closing of the two most-recent private placements, as follows:

1. a private placement of 250,000 units of Leeward Capital Corp. at a price of $0.20 per unit for gross proceeds of $50,000, to be placed to one individual. Each unit consists of one common share and one common share purchase warrant, each warrant to be exercisable into one common share for a period of one year from closing of the private placement upon payment by the holder of $0.26 per common share. The private placement is subject to regulatory and stock exchange approval. All of the securities will be subject to a 4-month hold period in accordance with applicable securities laws. The Company will use the proceeds from the private placement for general capital and future property acquisitions.

2. a non-brokered private placement of 1,000,000 units of Leeward Capital Corp. at a price of $0.28 per unit for gross proceeds of $280,000. Each unit consists of one flow-through common share and one warrant exercisable into one flow-through common share for a period of one year from Closing of the private placement upon payment by the holder of $0.35 per common share. Leeward will pay a finder's fee of 10% in non-flow-through units in relation to this placement. All of the securities will be subject to a 4-month hold period in accordance with applicable securities laws. The private placement is subject to regulatory and stock exchange approval. The Company will use the proceeds from the flow-through private placement for diamond exploration on Leeward's claims in the Attawapiskat area of northern Ontario.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com